Exhibit 99.3

URANIUM ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2022 AND 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders of Uranium Royalty Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Uranium Royalty Corp. and its subsidiaries (together, the Company) as of April 30, 2022 and 2021, and the related consolidated statements of loss and other comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
July 27, 2022
We have served as the Company’s auditor since 2020.
PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Uranium Royalty Corp. Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

	Notes	As at April 30, 2022 ($)	As at April 30, 2021 ($)
Assets
Current Assets
Cash	4	4,385	7,214
Restricted cash	4	697	669
Short-term investments	5	51,787	30,045
Inventories	6	75,030	12,398
Prepaids and other receivables		2,131	280
		134,030	50,606

Non-current Assets
Right-of-use asset		120	—
Royalties and royalty options	7	44,023	25,577
		44,143	25,577

		178,173	76,183

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		469	507
Current portion of lease liability		17	—
Non-current Liabilities		486	507
Government loan payable	8	40	40
Margin loan payable	9	12,908	—
Non-current portion of lease liability		103	—
		13,051	40

		13,537	547
Equity
Issued Capital	10	152,444	72,985
Reserves	10	5,488	6,352
Accumulated deficit		(12,143)	(7,886)
Accumulated other comprehensive income		18,847	4,185
		164,636	75,636
		178,173	76,183
 Commitments
(Note 16)
 Subsequent events
(Note 17)
 Approved by the Board of Directors:

/s/ “Neil Gregson”
Neil Gregson Director

/s/ “Vina Patel”
Vina Patel Director
The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Consolidated Statements of Loss and Other Comprehensive Income (Expressed in Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

		For the year ended April 30,
	Notes	2022 ($)	2021 ($)

Expenses
Depreciation		2	—
Consulting fees		144	197
Management and directors’ fees	14	472	377
Salaries, wages and benefits		174	72
Uranium storage fee		214	21
Investor communications and marketing expenses		1,382	92
Office and technology expenses		109	91
Transfer agent and regulatory fees		464	198
Insurance fees		489	83
Professional fees		775	343
Write-off of royalty option	7	125	—
Share-based compensation		1,268	—

Operating loss		(5,618)	(1,474)

Other items
Interest expense		(722)	—
Interest income		37	56
Gain on sale of marketable securities		126	—
Net foreign exchange loss		(272)	(437)

Loss before taxes		(6,449)	(1,855)
Deferred income tax recovery	13	2,192	478

Net loss for the year		(4,257)	(1,377)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Unrealized gain on revaluation of short-term investments	5	16,242	3,543
Deferred tax expense on short-term investments	5	(2,192)	(478)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		612	(1,681)

Total other comprehensive income for the year		14,662	1,384

Total comprehensive income for the year		10,405	7

Net loss per share, basic and diluted		(0.05)	(0.02)

Weighted average number of shares, outstanding, basic and diluted		88,268,372	72,031,196

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Consolidated Statements of Changes in Equity (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at April 30, 2020		71,835,238	66,846	7,076	(6,843)	3,135	70,214
Common shares issued upon exercise of warrants		2,769,293	6,139	(724)	—	—	5,415
Transfer of gain on disposal of short-term investments at fair value through other comprehensive income to accumulated deficit		—	—	—	334	(334)	—
Net loss for the year		—	—	—	(1,377)	—	(1,377)
Total other comprehensive loss		—	—	—	—	1,384	1,384

Balance at April 30, 2021		74,604,531	72,985	6,352	(7,886)	4,185	75,636
Common shares issued upon exercise of warrants		7,543,495	16,890	(1,922)	—	—	14,968
Common shares issued upon exercise of options		152,500	742	(210)	—	—	532
Common shares issued to acquire royalties	7	970,017	4,113	—	—	—	4,113
Public offering:
Common shares issued for cash	10	6,100,000	25,010	—	—	—	25,010
Underwriters’ fees and issuance costs	10	—	(1,646)	—	—	—	(1,646)
At-the-Market offering:
Common shares issued for cash	10	6,175,771	35,231	—	—	—	35,231
Agents’ fees and issuance costs	10	—	(881)	—	—	—	(881)
Share-based compensation	10	—	—	1,268	—	—	1,268
Net loss for the year		—	—	—	(4,257)	—	(4,257)
Total other comprehensive income		—	—	—	—	14,662	14,662

Balance at April 30, 2022		95,546,314	152,444	5,488	(12,143)	18,847	164,636

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Consolidated Statements of Cash Flows (Expressed in Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

	For the year ended April 30,
	2022 ($)	2021 ($)
Operating activities
Net loss before tax for the year	(6,449)	(1,855)
Adjustments for:
Depreciation	2	—
Interest expense	722	—
Interest income	(37)	(56)
Gain on sale of marketable securities	(126)	—
Share-based compensation	1,268	—
Write-off of royalty option	125	—
Net foreign exchange loss	326	427
Net changes in non-cash working capital items:
Inventories	(62,610)	(12,398)
Prepaids and other receivables	(1,963)	66
Accounts payable and accrued liabilities	(60)	107

Cash used in operating activities	(68,802)	(13,709)

Investing activities
Investment in royalties and royalty options	(13,753)	—
Interest received	37	62
Net proceeds from sale of marketable securities	4,296	4,681
Investment in short-term investments	(9,670)	(727)

Cash generated from (used in) investing activities	(19,090)	4,016

Financing activities
Proceeds from public offering, net of underwriters’ fees and issuance costs	23,384	—
Proceeds from At-the-Market offering, net of agents’ fees and issuance costs	34,350	—
Proceeds from common shares issued upon exercise of options and warrants	15,500	5,415
Net proceeds from margin loan payable	12,415	—
Payments of lease liability	(3)	—
Interest and fees paid	(582)	—

Cash generated from financing activities	85,064	5,415

Effect of exchange rate changes on cash	(1)	(345)
Net decrease in cash	(2,829)	(4,623)
Cash
Beginning of year	7,214	11,837

End of year	4,385	7,214

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

1.	Corporate Information
Uranium Royalty Corp. (“URC” or “the Company”) is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, , physical uranium holdings and investing in companies with direct exposure to uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.
The Company has common shares and its common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), listed on the TSX Venture Exchange (the
“TSX-V”)
under the symbols “URC” and “URC.WT”, respectively. The Company’s common shares are listed on the NASDAQ Capital Market under the symbol “UROY”.

2.	Basis of Preparation

2.1	Statement of compliance
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements were authorized for issue by the Company’s board of directors on July
27
, 2022.

2.2	Basis of presentation
The Company’s consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s consolidated financial statements are presented in thousands of Canadian dollars (“$” or “dollars”) which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

2.3	Basis of consolidation
The consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.
The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

3.	Significant Accounting Policies
Foreign currencies
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end
exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive loss.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

3.	Significant Accounting Policies (continued)

Royalties and royalty options
All direct costs related to the acquisition of royalties and royalty options are capitalized on a property-by-property
basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.
Impairment of non-financial assets
At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.
Recoverable amount is the higher of an asset’s (or cash-generating unit’s) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.
Income taxes
Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●
where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●
where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

3.	Significant Accounting Policies (continued)
Income taxes (continued)

●
in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive loss.
Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.
Cash
Cash comprises of cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.
Restricted cash
Restricted cash includes cash that has been pledged for credit facilities which are not available for immediate disbursement.
Financial Instruments
Financial instruments are recognized in the consolidated statements of financial position on the trade date, being the date in which the Company becomes a party to the contractual provisions of the financial instrument. The Company’s financial instruments consist of cash, restricted cash, short-term investments, accounts payable and accrued liabilities, government loan payable, margin loan payable and lease liability. All financial instruments are initially recorded at fair value and designated as follows:
Cash and restricted cash are classified as financial assets at amortized cost. Accounts payable and accrued liabilities government loan payable, margin loan payable and lease liability are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest rate method.
Investments in ordinary shares are held for strategic purposes and not for trading. The Company classified these investments as fair value through other comprehensive income (“FVTOCI”). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement
recognized as a component of other comprehensive income. Cumulative gains and losses are not subsequently reclassified to profit or loss. Transaction costs on initial recognition of financial instruments classified as FVTOCI are recognized in other comprehensive income as part of a change in fair value at the next remeasurement.
Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or otherwise expire. On derecognition, the difference

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

3.	Significant Accounting Policies (continued)
Financial Instruments (continued)

between the carrying amount (measured at the date or derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.
Leases
At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with short-term leases are recognized as expenses on a straight-line basis over the lease term.
The Company recognizes a lease liability and a right-of-use asset at the lease commencement date. Leases are recognized as a right-of-use
asset and a corresponding liability as at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to consolidated statements of loss and other comprehensive income over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use
asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Inventories
Inventories are measured at the lower of cost and net realizable value. Cost of purchased inventory is determined by the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
Net loss per share
Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. The basic and diluted net loss per share are the same as there are no instruments that have a dilutive effect on earnings.
Share-based payments
The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share options. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at the grant date and recognized over the period during which the options vest. Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

3.	Significant Accounting Policies (continued)

Significant accounting judgments and estimates
The preparation of these consolidated financial statements requires management to make accounting policy judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its accounting policy judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.
Management is required to make judgements in the application of the Company’s accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company’s business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

Information about significant sources of estimation uncertainty are described below.

●
The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company’s royalty interests.

●
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

●
The Company continues to closely monitor the ongoing COVID-19 pandemic. The COVID-19 pandemic and related restrictions and supply chain disruptions may impact the operators of the projects underlying the Company’s interests, including by resulting in delays in planned exploration and development activities and production delays or suspensions. To date, certain operators of the projects in which the Company holds interests have announced impacts to the operations underlying the Company’s interests. Given the nature of the Company’s operations, the pandemic has, to date, had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

4.	Cash and Restricted Cash

	As at April 30, 2022 ($)	As at April 30, 2021 ($)

Cash at bank	4,385	7,214
	4,385	7,214
Restricted cash of $697 (2021: $669) includes $55 (2021: $55) held by the bank as security for a corporate credit card and $642 (US$500,000) (2021: $614 (US$500,000)) held by the bank as security for a foreign exchange facility. The Company has not utilized the foreign exchange facility as at April 30, 2022 and 2021. Subsequent to April 30, 2022, the Company canceled the foreign exchange facility and the restricted cash was released by the bank.

5.	Short-term Investments

	As at April 30, 2022 ($)	As at April 30, 2021 ($)

Fair value, at the beginning of the year	30,045	30,456
Additions for the year	9,670	727
Disposals for the year	(4,170)	(4,681)
Fair value adjustment due to foreign exchange rate change for the year	(1,451)	(1,018)
Fair value adjustment due to share price change for the year	17,693	4,561

Fair value, at the end of the year	51,787	30,045

As at April 30, 2022, the fair value of the Company’s investment in Yellow Cake plc (“Yellow Cake”) and Queen’s Road Capital Investment Ltd. (“QRC”) is $44,912 (2021: $30,045) and $6,875 (2021: Nil), respectively.
Pursuant to an agreement between Yellow Cake and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of tri-uranium
octoxide (“U
3
O
8
”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U
3
O
8
. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Further, the Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U
3
O
8
by the Company. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.
The ordinary shares of Yellow Cake and common shares of QRC are listed on the Alternative Investment Market of the London Stock Exchange and the TSX-V, respectively. During the year ended April 30, 2022, the Company recognized a change in fair value of short-term investments in an aggregate of $16,242 (2021: $3,543) and deferred income tax of $2,192 (2021: $478) in other comprehensive income.
The ordinary shares of Yellow Cake are pledged as a security for the margin loan (Note 9).

6.	Inventories
As at April 30, 2022, the Company holds 1,448,068 pounds (April 30, 2021:348,068 pounds) of U3O8 with a carrying value of $75,030 (April 30, 2021: $12,398).

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

7.	Royalties and Royalty Options

	Royalties ($)	Royalty Options ($)	Total ($)
Balance, as at April 30, 2020	27,131	125	27,256
Foreign currency translation	(1,679)	-	(1,679)
Balance, as at April 30, 2021	25,452	125	25,577
Additions	17,814	143	17,957
Foreign currency translation	614	-	614
Write-off	-	(125)	(125)
Balance, as at April 30, 2022	43,880	143	44,023

	As at April 30, 2022 ($)	As at April 30, 2021 ($)
Anderson project	7,348	7,027
Church Rock project	751	718
Cigar Lake project	4,704	—
Dawn Lake project	143	—
Dewey-Burdock project	76	72
Diabase project	—	125
Lance project	1,688	72
Langer Heinrich project	2,822	2,822
McArthur River project	11,543	—
Michelin project	4,262	4,262
Reno Creek project	289	277
Roca Honda project	159	152
Roughrider project	5,923	5,923
Slick Rock project	2,916	2,788
Workman Creek project	1,399	1,339
Total	44,023	25,577
The Company’s royalties and royalty options are detailed below:
Diabase Project
On January 31, 2018, the Company entered into an agreement (the “Diabase Agreement”) with Uranium Energy Corp. (“UEC”), Nuinsco Resources Limited (“Nuinsco”) and Mrs. Isabelle Clark (“Mrs. Clark”), in which UEC acquired 100% of the Diabase property located in Saskatchewan, Canada from Nuinsco. UEC is a shareholder of the Company and has the ability to exercise significant influence over the Company.
Pursuant to the Diabase Agreement, the Company was granted an exclusive right to acquire a 3% gross revenues royalty held by Mrs. Clark on a portion of the Diabase property (the “Diabase Option”). The Diabase Option expired unexercised on February 7, 2022, resulting in write-off
of the related asset.
Anderson, Slick Rock and Workman Creek Projects
The Company holds a one percent (1%) net smelter return royalty for uranium on UEC’s Anderson project, Slick Rock project, and Workman Creek project.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

7.	Royalties and Royalty Options (continued)

Langer Heinrich Project
The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.
Church Rock, Dewey-Burdock and Roca Honda Projects
The Company holds a 4% net smelter return royalty on the Church Rock property, a 30% net proceeds royalty on a portion of the Dewey-Burdock property and a 4% gross revenues royalty on a portion of the Roca Honda property.
Lance Project
The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area. Such additional 1% gross revenues royalty was acquired by the Company on March 30, 2022 for a cash consideration of $1,560 (US$1,250,000).
Reno Creek Project
The Company holds a 0.5% net profit interest royalty on a portion of the Reno Creek property. The Reno Creek property is owned by UEC.
Roughrider Project
The Company holds a 1.97% net smelter return royalty on the Roughrider property.
Michelin Project
The Company holds a 2% gross revenues royalty on the Michelin property.
Cigar Lake, McArthur River and Dawn Lake Projects
On May 7, 2021, pursuant to an amended and restated royalty purchase agreement dated effective February 10, 2021 (the “Royalty Purchase Agreement”) with Reserve Minerals Inc. and Reserve Industries Corp., the Company acquired (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada; and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Waterbury Lake / Cigar Lake royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects.
The purchase consideration of $16.4 million was satisfied by a cash payment of $12.3 million and the issuance of 970,017 common shares of the Company.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

8.	Government Loan Payable
On April 23, 2020, the Company received a loan of $40 through the Canadian Emergency Business Account Program (“CEBA L
oan
”), which provide
d
financial relief for Canadian businesses during the
COVID-19
pandemic. The CEBA Loan has a maturity date of December 31, 2023 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving
and
non-interest
bearing prior to December 31, 2023. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If at least 75% of the CEBA Loan is repaid prior to December 31, 2023, the remaining balance of the CEBA Loan will be forgiven.

9.	Margin Loan Payable
On May 7, 2021, as amended on June 21, 2021 and December 13, 2021, the Company established
a margin loan facility for a maximum amount of approximately $18,552 (US$15 million) (the “Facility”)
with the Bank of Montreal.
 The margin loan is subject to an interest rate of
3-month
USD LIBOR plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. In addition, the Company paid a one-time
facility fee equal to 1.25% of the Facility.
The Facility is secured by a pledge of all the shares of Yellow Cake held by the Company. The Facility matures on May 5, 2023, unless repaid earlier, and is subject to customary margin requirements and share price triggers. The Company may voluntarily repay the outstanding amount during the term of the Facility.
The following outlines the movement of the margin loan during the year ended at April 30, 2022:

	US$000	$
Draw-down	10,175	12,710
Less: transaction costs	(239)	(295)
Interest expense	573	721
Interest and fees paid	(462)	(582)
Unrealized foreign exchange loss	—	354
Balance, as at April 30, 2022	10,047	12,908
Subsequent to April 30, 2022, the Company made an additional drawdown of $3,889 (US$3,000,000) and a partial principal repayment of $1,710 (US$1.3 million).

10.	Issued Capital

10.1	Common Shares
The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.
Public Offering
On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 common shares (the “Offered Shares”) at a price of $4.10 per Offered Share (the “Offering Price”) for gross proceeds of $25,010. Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the underwriters, the Company granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 15% of the number of Offered Shares sold under the public offering to cover over-allotments, if any. The underwriters did not exercise the over-allotment option and it expired on June 18, 2021.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

10.	Issued Capital (continued)

10.1	Common Shares (continued)

UEC purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares, on the same terms as the public offering.
At-the-Market
Equity Program
On August 18, 2021, the Company entered into an equity distribution agreement with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the “Agents”), for an at-the-market
equity program (the “ATM Program”).
The Distribution Agreement allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the “ATM Shares”) under the ATM Program. The ATM Shares are issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Shares sold under the ATM Program are sold at the prevailing market price at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2022.
During the year ended April 30, 2022, the Company issued 6,175,771 common shares under the ATM Program for gross proceeds of $35,231 with aggregate commissions paid or payable to the Agents and other share issue costs of $881.
Trade Restrictions
Common shares subject to certain hold periods are set out as follows:

Number of Common Shares
Common shares issued at $0.10 per share	6,000,006
The common shares issued pursuant to the subscription agreements at $0.10 per share are subject to contractual hold periods, which will expire as follows:
a) 2,999,994 common shares on June 11, 2022, which expired subsequent to April 30, 2022, and
b) 3,000,012 common shares on December 11, 2022.

10.2	Reserves
The following outlines the movements of the Company’s warrants and options:

	Warrants ($)	Share Options ($)	Total ($)
Balance, as at April 30, 2020	7,076	—	7,076
Common shares issued upon exercise of warrants	(724)	—	(724)
Balance, as at April 30, 2021	6,352	—	6,352
Common shares issued upon exercise of warrants	(1,922)	—	(1,922)
Common shares issued upon exercise of options	—	(210)	(210)
Share-based compensation	—	1,268	1,268
Balance, as at April 30, 2022	4,430	1,058	5,488

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

10.	Issued Capital (continued)

10.2	Reserves (continued)

Common Share Purchase Warrants
During the year ended April 30, 2022, 7,543,495 warrants were exercised, and 17,584,842 warrants were outstanding as at April 30, 2022.
As at April 30, 2022, there are 17,489,254 Listed Warrants at an exercise price of $2.00 per share (Note 1), and 95,588 unlisted common share purchase warrants (the “Unlisted Warrants”). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.
Share Options
The following outlines movements of the Company’s share options:

	Number of options	Weighted Average Exercise Price ($)

Balance at April 30, 2021	—	—
Granted	923,950	3.62
Forfeited	(16,450)	3.96
Exercised	(152,500)	3.49

Balance at April 30, 2022	755,000	3.64

On May 31, 2021, the Company granted 675,000 share options at an exercise price of $3.49 per share and 50,000 share options at an exercise price of $4.10 to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. In addition, the Company granted 150,000 share options at an exercise price of $3.49 per share to a consultant. These share options are exercisable for a period of 2 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 4, 8 and 12 months thereafter.
On September 15, 2021, the Company granted 43,950 share options at an exercise price of $5.46 per share to a director and an employee. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.
On January 13, 2022, the Company granted 5,000 share options at an exercise price of $4.93 per share to an employee. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.
Subsequent to April 30, 2022, 343,750 share options were granted by the Company (Note 17).
During the year ended April 30, 2022, the Company issued 152,500 common shares in respect of share options exercised for gross proceeds of $532. The weighted average share price at exercise was $4.76.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

10.	Issued Capital (continued)

10.2	Reserves (continued)

The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.48%
Expected life (years)	3.68
Expected volatility	61.77%
Expected dividend yield	0.00%
Estimated forfeiture rate	3.93%

As there is insufficient trading history of the Company’s common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.
A summary of share options outstanding and exercisable at April 30, 2022, are as follows:

	Options Outstanding			Options Exercisable

Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
3.49	660,000	3.49	3.92	297,500	3.49	4.09
4.10	50,000	4.10	4.09	25,000	4.10	4.09
4.93	5,000	4.93	4.71	1,250	4.93	4.71
5.46	40,000	5.46	4.38	20,000	5.46	4.38

	755,000	3.64	3.96	343,750	3.65	4.11

The Company uses the Black-Scholes option pricing model to calculate the fair value of share options. The amount of share-based compensation expense recognized by the Company during the year ended April 30, 2022 was $1,268 (2021: Nil).

10.3	Long Term Incentive Plan
The Company has adopted the long term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units, options and stock appreciation rights to directors, key employees and consultants. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board of Directors. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10,775,285 common shares. As at April 30, 2022, 923,950 share options were granted and 9,867,785 common shares remain available for issuance under the LTIP.
So long as it may be required by the rules and policies of the
TSX-V:
(a) the total number of common shares issuable to any participant under the LTIP, at any time, together with common shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding common shares; (b) the total number of common shares issuable to insiders within any one-year
period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding common shares; and (c) the total number of common shares issuable to non-executive
directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding common shares.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

10.	Issued Capital (continued)

10.3	Long Term Incentive Plan (continued)

The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the
TSX-V,
and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the
TSX-V:
(a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of common shares issued or reserved for issuance pursuant to options granted under the LTIP to any one non-executive
director (excluding the Chair of the Board, if any) plus the number of common shares that are reserved at that time for issue or are issuable to such non-executive
director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three month period.
11.  Capital Risk Management
The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements and future acquisitions of royalties and royalty options, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.
At April 30, 2022, the Company’s capital structure consists of the equity of the Company (Note 10), government loan payable (Note 8) and margin loan (Note 9). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

12.	Financial Instruments
At April 30, 2022, the Company’s financial assets include cash, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, government loan payable, margin loan payable and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.
The Company’s cash, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement. The Company’s margin loan payable and lease liability are measured at amortized cost and classified as level 2 within the fair value hierarchy. The fair value of the margin loan payable and lease liability approximate their carrying values as their interest rates are comparable to current market rates. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

12.	Financial Instruments (continued)

12.1	Financial risk management objectives and polices
The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

12.2	Credit risk
Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and restricted cash with large, reputable financial institutions.

12.3	Liquidity risk
Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2022. The Company’s working capital (current assets minus current liabilities) as at April 30, 2022 was $133,544. The Company’s accounts payable and accrued liabilities and current portion of lease liability are expected to be realized or settled, respectively, within a one-year
period.

12.4	Commodity price risk
The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

12.5	Interest rate risk
The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash balances are minimal. The Company’s margin loan payable bears a floating interest rate and an increase (decrease) of 10 basis point in
3-month
USD LIBOR would not have a significant impact on the net loss for the year ended April 30, 2022. The Company’s lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the year ended April 30, 2022.

12.6	Currency risk
Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and restricted cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at April 30, 2022 would have an impact, net of tax, of approximately $3,885 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and restricted cash by 10% would have an impact of approximately $221 on net loss for the year ended April 30, 2022. The impact of a Canadian dollar change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $1,117 on net loss for the year ended April 30, 2022.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

12.	Financial Instruments (continued )

12.7	Other price risk
The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at April 30, 2022, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $4,480 on other comprehensive income.

13.	Income Tax
The Company had no assessable profit for the years ended April 30, 2022 and 2021. A reconciliation of the provision for income taxes computed at the combined
Canadian
federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statements of loss for the years ended April 30, 2022 and 2021 is as follows:

	For the year ended April 30,
	2022 ($)	2021 ($)

Net loss before tax for the year	6,449	1,855
Statutory rate	27.00%	27.00%

Recovery of income taxes at statutory rates	1,741	501
Non-deductible permanent differences	(400)	(48)
Change in unrecognized deferred income tax assets	851	25
Other	—	—

Tax recovery for the year	2,192	478

The significant component of the Company’s deferred tax assets and liabilities recognized are as follows:

	As at April 30, 2022 ($)	As at April 30, 2021 ($)

Deferred tax liabilities:
Excess of accounting value of short-term investments over tax value	(3,062)	(869)

Deferred tax assets:
Non-capital losses carry-forward	3,062	869

	—	—

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at April 30, 2022 ($)	As at April 30, 2021 ($)

Non-capital loss carry-forward	3,995	6,798
Financing costs	2,927	1,025

Unrecognized deferred income tax assets	6,922	7,823

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not that those assets will be realized in the near future. The Company has non-capital
losses which may be carried-forward to reduce taxable income in future years. The non-capital
losses of $321, $3,282, $4,902, $1,680 and $5,152 in Canada will expire on April 30, 2038, 2039, 2040, 2041 and 2042, respectively.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

14.	Related Party Transactions

14.1	Related Party Transactions
During the year ended April 30, 2022, the Company incurred $9
(2021: $5) in general and administrative expenses related to website hosting and maintenance services provided by a vendor that is controlled by a family member of the Chairman.
Related party transactions are based on the amounts agreed to by the parties. During the years ended April 30, 2022 and 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties.

14.2	Transactions with Key Management Personnel
Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the years ended April 30, 2022 and 2021, comprised of:

	For the year ended April 30,
	2022 ($)	2021 ($)
Management salaries	290	225
Directors’ fees	182	152
Share-based compensation	540	—
Total	1,012	377

15.	Operating Segments
The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, physical uranium holdings and investing in companies with direct exposure to uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company’s assets and liabilities are held within Canada.

16.	Commitments
On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd (“CGN”), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound for a total of $30,649. CGN will deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payment for these purchases will be made by the Company in October 2023, June 2024 and April 2025.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)	URANIUM ROYALTY CORP

17.	Subsequent Events
Other than as disclosed elsewhere in these consolidated financial statements, the following material events occurred subsequent to April 30, 2022:
Grant of share options
On May 13, 2022, the Company granted 343,750 share options to certain directors, officers, employees and consultants of the Company. These options have an exercise price of $3.31 per share and are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. In addition, the Company granted share options to purchase 100,000 Common Shares to a contractor. Such options have an exercise price of $3.31 per share and are valid for a period of two years. The options vest incrementally over a 12-month period.
On June 20, 2022 and July 7, 2022, the Company granted 25,000 and
 25,000
share options, each at an exercise price of
$3.26
per share and $2.88 per share, respectively, to its employees. The options are valid for a period of five years
and will vest as follows: (a)
25%
on the grant date; and (b)
25% on each of the dates that are 6, 12 and 18 months thereafter.
ATM Program
Subsequent to the year ended April 30, 2022, the Company issued 1,062,248 common shares under the ATM Program for gross proceeds of $3,862 with aggregate commissions paid or payable to the Agents and other share issue costs of $97.
Uranium inventory purchases
On May 20, 2022, the Company purchased 100,000 pounds of uranium at a price of US$58.30 for $7,513.